CERTIFICATE OF QUALIFIED PERSON

Brian Boutilier, P.Eng.

Technical Services Manager

First Majestic Silver Corp.

925 West Georgia Street, Suite 1800

Vancouver, BC, Canada, V6C 3L2

I, Brian Boutilier, P.Eng., am employed as Technical Services Manager with First Majestic Silver Corp. (First Majestic).

This certificate applies to the Technical Report entitled "La Encantada Silver Mine, Coahuila, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates" that has an effective date of December 31, 2020.

I graduated from Dalhousie University in Halifax, Nova Scotia, Canada with a Bachelor of Mineral Resource Engineering in December 2008.

I am a member of Engineers Nova Scotia (P.Eng. #20200157).

I have practiced my profession continuously since 2009 and have been involved in base and precious metal mine projects and operations in Canada, Mexico, and the United Kingdom.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

I worked in La Encantada Silver Mine in my role as Technical Services Manager from 2017 to 2020 in monthly rotations. My most recent rotation and personal inspection was on January 3-23, 2020.

I am responsible for Sections 1.10, 16 and 25.8 of the Technical Report.

I am not independent of First Majestic as that term is described in Section 1.5 of NI 43-101.

Since joining First Majestic in May 2017, I have been involved with the La Encantada Silver Mine overseeing technical and operational aspects including mine planning, rock mechanics, production geology, mining method selection, budgeting, maintenance, equipment selection, staffing model and implementation of the caving mining method.

I have read NI 43-101, and the sections of the Technical Report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

"Signed and sealed"

Brian Boutilier, P.Eng.

Dated: March 22, 2021